--------------------------------------------------------------------------------


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                         STATEMENT RE CHANGE IN MAJORITY
                       OF DIRECTORS PURSUANT TO RULE 14F-1
                               UNDER SECTION 14(F)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                           Commission File No. 1-11747

                        THE ASHTON TECHNOLOGY GROUP, INC.
                    (Exact name of registrant in its charter)


           DELAWARE                                     22-6650372
 (State or other jurisdiction of            (I.R.S. Employer Identification No.)
 incorporation or organization)


                 1835 MARKET STREET, SUITE 420, PHILADELPHIA, PA
                  19103 (Address of principal executive office,
                               including Zip Code)


                 Registrant's telephone number - (215) 789-3300


         Securities registered under Section 12(g) of the Exchange Act:

                          COMMON STOCK, $.01 PAR VALUE
                              (Title of each class)



--------------------------------------------------------------------------------

                        THE ASHTON TECHNOLOGY GROUP, INC.
                          1835 MARKET STREET, SUITE 420
                             PHILADELPHIA, PA 19103
--------------------------------------------------------------------------------

             INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1

           WE ARE FURNISHING THIS INFORMATION STATEMENT TO ALL OF THE
          HOLDERS OF RECORD OF OUR COMMON STOCK, $.01 PAR VALUE, AT THE
                       CLOSE OF BUSINESS ON MAY 14, 2002.

                 THIS NOTICE IS REQUIRED BY SECTION 14(F) OF THE
          SECURITIES EXCHANGE ACT OF 1934 (THE "EXCHANGE ACT") AND RULE
 14F-1 OF THE SECURITIES AND EXCHANGE COMMISSION ("SEC") PROMULGATED THEREUNDER.


                                  INTRODUCTION

         On May 7, 2002 (the "Closing Date"), The Ashton Technology Group, Inc. ("Ashton"), a Delaware corporation, and OptiMark Innovations Inc., a Delaware corporation ("Innovations"), closed the transactions (the "Transaction") contemplated by the Securities Purchase Agreement by and between Ashton and Innovations dated as of February 4, 2002 (as amended on March 6, 2002 and May 3, 2002, the "Purchase Agreement"). Pursuant to the Purchase Agreement, Ashton issued 608,707,567 shares of its common stock to Innovations. In consideration for the shares, Innovations paid Ashton total consideration of approximately $27.3 million consisting of (i) $7,272,727 in cash and (ii) intellectual property and other non-cash assets valued, for purposes of the transaction, at $20 million.

         In addition, Innovations loaned Ashton $2,727,273 in cash. The loan was evidenced by a senior secured convertible note executed by Ashton in favor of Innovations (the "Note"), which accrues interest at a rate of 7.5% per annum and matures in May 2007. The Note is convertible at any time at a conversion price of $0.051583, subject to customary anti-dilution adjustments, and is currently convertible into 52,870,757 shares of Ashton common stock.

         Because of the change of ownership and the composition of the board of directors contemplated by the Purchase Agreement, there was a change in control of Ashton as a result of the Transaction.

         This Information Statement briefly describes the change of control of Ashton effected by the Transaction and contains biographical and other information concerning the executive officers and directors following the Transaction.

CHANGE OF CONTROL

          As of the Closing Date, Innovations owned approximately 80% of Ashton's common stock on a fully-diluted basis. Fully-diluted shares include the outstanding shares of common stock and (i) shares of any series of capital stock of Ashton or its subsidiaries that vote together with Ashton's common stock,
(ii) any outstanding options issued to employees and third parties, and (iii) shares of common stock, or any securities described in clause (i) above, issuable pursuant to or upon conversion or exercise of all rights granted to any party (other than upon conversion of the Note). Assuming conversion of the Note issued to Innovations, Innovations would own approximately an additional 7% of Ashton's common stock on a fully-diluted basis, calculated as of the Closing Date.

INVESTORS' RIGHTS AGREEMENT

         On the Closing Date, Ashton and Innovations entered into an Investors' Rights Agreement (the "Rights Agreement"). Pursuant to the Rights Agreement, Innovations acquired certain rights, including but not limited to: (i) preemptive rights to subscribe for future sales by Ashton of Ashton common stock, (ii) registration rights and (iii) the right to designate a number of directors to Ashton's board of directors proportionate to Innovations' ownership of Ashton common stock.

Innovations' Director Appointments
----------------------------------

         As of the Closing Date, Ashton's board of directors was composed of five (5) individuals: Frederic W. Rittereiser, Thomas G. Brown, K. Ivan Gothner, William W. Uchimoto and Fred S. Weingard. In accordance with the terms of the Purchase Agreement and the Rights Agreement entered into by Ashton and Innovations in connection therewith, Innovations is entitled initially to install four (4) of the directors that constitute Ashton's board. To that end, Messrs. Brown, Gothner, Rittereiser and Uchimoto resigned from the board of directors as of the Closing Date and on May 8, 2002, Ronald D. Fisher, Trevor B. Price and Robert J. Warshaw were appointed to fill three of the vacancies on Ashton's board of directors resulting from such resignations. Information regarding each of Messrs. Fisher, Price, Warshaw and Weingard was provided to Ashton's stockholders in Ashton's Definitive Proxy Statement, which was mailed to Ashton's stockholders in connection with the Special Meeting of Stockholders held by Ashton on April 18, 2002.

         Between May 8, 2002 and May 14, 2002, Ashton nominated four (4) additional non-executive directors: Donald E. Nickelson (as Chairman), James R. Boris, Jonathan F. Foster and Roy S. Neff (each a "Nominee" and, collectively, the "Nominees"). None of the Nominees will, however, begin his respective term as director until after the expiration of the ten (10) day period beginning on the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 promulgated by the SEC under the Exchange Act or the date of mailing of this Information Statement to Ashton's stockholders.

                         SECURITIES OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

          The following table sets forth pre-Transaction information as of April 30, 2002 and post-Transaction information as of May 14, 2002, regarding the beneficial ownership of the equity securities of Ashton and certain of its subsidiaries by (1) all directors, (2) all individuals serving as Ashton's chief executive officer or serving in a similar capacity during the last completed fiscal year, (3) Ashton's four most highly paid executive officers other than the CEO who were serving as executive officers at the end of the last completed fiscal year, (4) up to two additional individuals who would have been listed among the four most highly compensated executive officers other than the CEO but for the fact that the individuals were not serving as executive officers at the end of the last completed fiscal year, (5) all directors and executive officers of Ashton as a group, (6) each person known by Ashton to be the beneficial owner of more than 5% of the outstanding shares of its common stock, and (7) all proposed directors and officers of Ashton after giving effect to the Transaction. The information is determined in accordance with Rule 13d-3 promulgated under the Exchange Act based upon information furnished by the persons listed or contained in filings made by them with the SEC. In all cases below, unless otherwise stated, each individual exercises sole investment and dispositive power over the shares listed next to his or her name.

         Unless otherwise stated, the address for each beneficial owner in the following table is c/o The Ashton Technology Group, Inc., Eleven Penn Center, 1835 Market Street, Suite 420, Philadelphia, PA 19103.


                                                       Pre-Transaction Holdings                     Post-Transaction Holdings
                                                       ------------------------                     -------------------------
            Name and Address                 Shares of Ashton Stock       Percentage of    Shares of Ashton Stock     Percentage
          of Beneficial Owner                  Beneficially Owned           Class (1)        Beneficially Owned      of Class (2)
          -------------------                ----------------------       -------------    ----------------------    ------------
Jennifer L. Andrews                               25,600 (3)                   *                 25,600               *
Chief Financial Officer

Fredric W. Rittereiser (15)                    1,603,500 (4)                 2.3%             4,513,500 (5)           *
Chief Executive Officer
and Director

William W. Uchimoto (15)                         278,536 (6)                   *                  6,000               *
Executive Vice President, General
Counsel and Director

Fred S. Weingard                                 873,869 (7)                 1.3%                10,000               *
Executive Vice President, Chief
Technology Officer
and Director

Robert J. Warshaw (16)                                 0                       *                      0               *
Acting Chief Executive Officer and
Director


                                      -3-

                                                       Pre-Transaction Holdings                     Post-Transaction Holdings
                                                       ------------------------                     -------------------------
            Name and Address                 Shares of Ashton Stock       Percentage of    Shares of Ashton Stock     Percentage
          of Beneficial Owner                  Beneficially Owned           Class (1)        Beneficially Owned      of Class (2)
          -------------------                ----------------------       -------------    ----------------------    ------------

Trevor B. Price (16)                               1,000                        *                   1,000                 *
Chief Operating Officer
and Director

Ronald D. Fisher (16)                                  0                        *                       0                 *
Director

Donald E. Nickelson (17)                               0                        *                       0                 *
Director

James R. Boris (17)                                    0                        *                       0                 *
Director

Jonathan F. Foster (17)                                0                        *                       0                 *
Director

Roy S. Neff (17)                                       0                        *                       0                 *
Director

Executive officers and directors as a          2,781,005 (8)                     3.9%           4,555,100 (9)             *
group, pre-Transaction

Executive officers and directors as a          1,178,005 (10)                    1.7%              42,600 (11)            *
group, post-Transaction

Kingsway Securities Holdings Limited          30,489,274 (12)                   38.0%          30,489,274 (12)          4.4%
5/F Hutchinson House
10 Harcourt Road
Central, Hong Kong

HK Weaver Group Limited                       12,000,000 (13)                   15.0           12,000,000 (14)          1.7%
PO Box 957
Offshore Incorporations Centre
Road Town, Tortola
British Virgin Islands


                                      -4-

                                                       Pre-Transaction Holdings                     Post-Transaction Holdings
                                                       ------------------------                     -------------------------
            Name and Address                 Shares of Ashton Stock       Percentage of    Shares of Ashton Stock     Percentage
          of Beneficial Owner                  Beneficially Owned           Class (1)        Beneficially Owned      of Class (2)
          -------------------                ----------------------       -------------    ----------------------    ------------

Jameson Drive, LLC                             4,632,865                         6.8%           4,632,865                  *
Navigator Management
Harbour House, 2nd Floor
Waterfront Drive
PO Box 972
Road Town, Tortola
British Virgin Islands

OptiMark Innovations Inc.                              0                           *          661,578,324              89.4%
10 Exchange Place
24th Floor
Jersey City, NJ 07302


----------

*        Represents less than 1%

(1) Based on 68,282,250 shares of our common stock issued and outstanding immediately prior to the Transaction.

(2)      Based on 690,989,817  shares of our common stock issued and outstanding
         following  the   Transaction   (exclusive  of  outstanding   derivative
         securities convertible into or exercisable for our common stock).

(3) Represents (i) 600 shares of common stock; and (ii) 25,000 shares of common stock issuable upon exercise of options, which are currently exercisable at $10.50 per share.

(4) Mr. Rittereiser may be deemed to be the beneficial owner of: (i) 403,500 shares of common stock held of record by The Dover Group, Inc;
         (ii) 1,000,000 shares of common stock issuable upon exercise of options held by Mr. Rittereiser which were exercisable at $1.875 per share;
         (iii) 100,000 shares of common stock issuable upon exercise of options held by Mr. Rittereiser which were exercisable at $10.50 per share; and
         (iv) 100,000 shares held by Mr. Rittereiser's wife as a gift from her father, Frederick Weimmer, Sr., of which Mr. Rittereiser disclaims beneficial ownership. Dover is a corporation of which Mr. Rittereiser is the sole stockholder, director and officer.

(5) Mr. Rittereiser may be deemed to be the beneficial owner of: (i) 4,010,000 shares of common stock; (ii) 403,500 shares of common stock held of record by The Dover Group, Inc; and (iii) 100,000 shares held by Mr. Rittereiser's wife as a gift from her father, Frederick Weimmer, Sr., of which Mr. Rittereiser disclaims beneficial ownership. Dover is a corporation of which Mr. Rittereiser is the sole stockholder, director and officer.

(6) Represents (i) 6,000 shares of common stock; (ii) 180,000 shares of common stock issuable upon exercise of options, which were exercisable at $1.875 per share; and (iii) 92,536 shares of common stock issuable upon exercise of options, which were exercisable at $2.00 per share.

(7) Represents (i) 10,000 shares of common stock; (ii) 100,000 shares of common stock issuable upon exercise of options, which were exercisable at $14.25 per share; (iii) 538,750 shares of common stock issuable upon exercise of options, which were exercisable at $1.875 per share; (iv) 100,000 shares of common stock issuable upon exercise of options, which were exercisable at $10.50 per share; and (v) 125,119 shares of common stock issuable upon exercise of options, which were exercisable at $2.00 per share.

(8) Represents (i) 520,100 shares of common stock and (ii) 2,261,405 shares of common stock issuable upon exercise of options.

(9) Represents (i) 4,530,100 shares of common stock and (ii) 25,000 shares of common stock issuable upon exercise of options.

(10) Represents (i) 16,600 shares of common stock and (ii) 1,161,405 shares of common stock issuable upon exercise of options.

(11) Represents (i) 17,600 shares of common stock and (ii) 25,000 shares of common stock issuable upon exercise of options.

(12) Represents (i) 18,489,274 shares of common stock; (ii)10,000,000 shares of common stock beneficially owned by HK Weaver and (iii) 2,000,000 shares of common stock issuable upon the exercise of options issued to HK Weaver. Kingsway Securities Holdings Limited is the controlling entity of HK Weaver. Richard Yin, the director of Kingsway Securities Holdings Limited, has sole voting and investment power over Kingsway's shares of common stock.

(13) Represents (i) 10,000,000 shares of common stock and (ii) 2,000,000 shares of common stock issuable upon exercise of options. Investment and dispositive power over these shares is shared with Kingsway Securities Holdings Limited, the controlling entity of HK Weaver. Kingsway Securities Holdings Limited is the only person or entity with voting or investment power over HK Weaver. Richard Yin is the director of HK Weaver.

(14) Represents (i) 608,707,567 shares of common stock and (ii) 52,870,757 shares of common stock issuable upon conversion of the Note.

(15) Effective as of the Closing Date, Messrs. Rittereiser and Uchimoto resigned from the Board of Directors and Mr. Rittereiser resigned as chief executive officer of Ashton.

(16) Effective May 8, 2002, Robert J. Warshaw, Trevor B. Price and Ronald D. Fisher were appointed to Ashton's board of directors by Innovations pursuant to the Rights Agreement.

(17)     Proposed director.


                        DIRECTORS AND EXECUTIVE OFFICERS

         Messrs. Brown, Gothner, Rittereiser and Uchimoto resigned from the board of directors as of the Closing Date. On May 8, 2002, Ronald D. Fisher, Trevor B. Price and Robert J. Warshaw were appointed to fill three of the vacancies on Ashton's board of directors resulting from such resignations. In addition, between May 8, 2002 and May 14, 2002, Ashton nominated four (4) additional non-executive directors: Donald E. Nickelson (as Chairman), James R. Boris, Jonathan F. Foster and Roy S. Neff (each a "Nominee" and, collectively, the "Nominees"). None of the Nominees will, however, begin his respective term as director until after the expiration of the ten (10) day period beginning on the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 promulgated by the SEC under the Exchange Act or the date of mailing of this Information Statement to Ashton's stockholders.

         Further, upon closing of the transactions contemplated by the Purchase Agreement, Ashton's management team was reorganized and now consists of: (i) Robert Warshaw, acting Chief Executive Officer; (ii) Trevor Price, Chief Operating Officer; (iii) James Pak, Executive Vice President and Chief Financial Officer; (iv) Fred Weingard, Executive Vice President and Chief Technology Officer; (v) Jennifer Andrews, Executive Vice President, Finance; and (vi) William Uchimoto, Executive Vice President and General Counsel.

CURRENT EXECUTIVE OFFICERS AND DIRECTORS

         Set forth below is certain information regarding the current executive officers and directors of Ashton.

NAME                               AGE         POSITION
----                               ---         --------
Robert J. Warshaw                  48          Director and acting Chief
                                               Executive Officer

Trevor B. Price                    33          Director and Chief Operating
                                               Officer

Ronald D. Fisher                   54          Director


James S. Pak                       33          Executive Vice President and
                                               Chief Financial Officer

Fred S. Weingard                   48          Director, Executive Vice
                                               President and Chief Technology
                                               Officer

Jennifer L. Andrews                32          Executive Vice President,
                                               Finance

William W. Uchimoto                46          Executive   Vice   President  and
                                               General Counsel

ROBERT J. WARSHAW (48) has served as a director and our acting Chief Executive Officer since May 8, 2002, and as Chief Executive Officer of OptiMark Holdings, Inc. since March 14, 2001. Mr. Warshaw also serves as Chief Executive Officer of OptiMark, Inc. Mr. Warshaw previously served as Co-Chief Executive Officer, Executive Vice President and Chief Technology Officer of OptiMark, Inc. From November 1999 through June 2000, Mr. Warshaw served as Executive Vice President and Chief Technology Officer of OptiMark Technologies, Inc. From October 1993 to October 1999, Mr. Warshaw was Chief Information Officer at Lazard Freres & Co. LLC, an international investment banking firm. From January 1990 to October 1993, he was a partner at McKinsey & Company, a global management consulting firm. Mr. Warshaw received his bachelor's degree in English from the University of Pennsylvania and a Masters in Management from Northwestern University's Kellogg School of Management.

         TREVOR B. PRICE (33) has served as a director and our Chief Operating Officer since May 8, 2002. Prior to joining Ashton, Mr. Price was an Executive Vice President of OptiMark, Inc. since April 16, 2001. Prior to joining OptiMark, Mr. Price was, from January 2000 through April 2001, Chairman, CEO and founder of SavvyJack, Inc. a business-to-business e-commerce application services provider. During the period from January 2000 through May 2000, while founding SavvyJack, Mr. Price also consulted with Continuous Software Corporation where he led the business transition process for the acquisition of

Pagoda Corporation, a company that he founded and built. From June 1998 through January 2000, Mr. Price was co-founder, Co-CEO and director of Pagoda Corporation with primary responsibility for product marketing and development. Pagoda successfully developed and deployed an enterprise knowledge management solution to Fortune 500 companies. From March 1992 through June 1998, Mr. Price served in different management positions at Software Services International, Inc, a global services capital firm. Mr. Price has an undergraduate degree from the University of Pennsylvania.

         RONALD D. FISHER (54) has served as a director since May 2002. Mr. Fisher also is the Vice Chairman of SOFTBANK Holdings Inc. and a Director of SOFTBANK Corp., Japan. Mr. Fisher also serves as the CEO of SOFTBANK Global Ventures. Prior to joining SOFTBANK in 1995, Mr. Fisher was, for six years, the Chief Executive Officer of Phoenix Technologies, Ltd., a leading developer and marketer of system software products for personal computers. Earlier, he was with INTERACTIVE Systems Corporation, a UNIX software company, where he served for five years in various capacities including Chief Operating Officer and Chief Executive Officer. Mr. Fisher's experience prior to Interactive Systems includes senior executive positions at Visicorp, TRW, and ICL (USA). Mr. Fisher also serves as a member of the boards of directors of SOFTBANK Corp., E*Trade Group, Key3Media, Global Sports and InsWeb Corporation. Mr. Fisher received his M.B.A. from Columbia University in New York and Bachelor of Commerce degree from the University of Witwatersand in South Africa.

         JAMES S. PAK (33) has served as our Executive Vice President and Chief Financial Officer since May 8, 2002. Prior to joining Ashton, Mr. Pak was an
Executive Vice President of OptiMark, Inc. since December 1, 2001. From September 2001 through November 2001, Mr. Pak was a consultant to OptiMark. Between March 2001 and August 2001, Mr. Pak was an independent consultant. From October 1998 through March 2001, Mr. Pak was an investment banker at Lazard Freres & Co. LLC, an international investment banking firm, focused on mergers and acquisitions. Prior to working at Lazard, Mr. Pak worked from August 1992 through October 1998 for Merrill Lynch & Co. in various groups including investment banking and debt capital markets in New York and London. Mr. Pak has an undergraduate degree from New York University.

         FRED S. WEINGARD (48) has served as a director and as our Executive Vice President and Chief Technology Officer since 1996 with primary responsibility to design and develop advanced trading systems. Prior to joining Ashton, Mr. Weingard was, from January 1986 to July 1996, the founder and Principal of Booz Allen & Hamilton's Advanced Computational Technologies Practice with primary responsibility to deliver advanced-technology systems tailored to customers. From July 1980 to January 1986, Mr. Weingard was a senior intelligence analyst for the Defense Intelligence Agency performing highly classified technical analysis and providing high-level briefings to senior government officials. From June 1976 to July 1980, he was the lead Nuclear Engineer for a commercial architectural engineering firm. Mr. Weingard received his Bachelor of Science degree in Engineering Physics and his Masters Degree in Nuclear Engineering from Cornell University and a second Masters Degree in Computer Science from The George Washington University. He is a National Science Foundation mathematics award winner. He has Professional Engineering licenses in Mechanical Engineering and has two US patents in neural networks. He has co-authored several papers and has given lectures and presentations to government, industry, and academia.

         JENNIFER L. ANDREWS (32) has served as our Executive Vice President, Finance since May 8, 2002, as Senior Vice President and Chief Financial Officer from June 2000 to May 2002, and as Vice President and Controller from July 1999 to June 2000. Prior to joining Ashton, Ms. Andrews was an audit manager in the Assurance and Advisory Business Services practice of Ernst & Young LLP, where she advised clients in the financial services industry. Ms. Andrews is a Certified Public Accountant and received her undergraduate degree from Rowan University.

         WILLIAM W. UCHIMOTO (46) has served as our Executive Vice President and General Counsel since June 1998 and served as a member of the Board of Directors from June 1998 through May 2002. Mr. Uchimoto joined UTTC in the fall of 1997 as Executive Vice President of International Business Development. Mr. Uchimoto served as Associate General Counsel of the Philadelphia Stock Exchange from 1986 to 1987, at which time he was appointed General Counsel, a position he held until 1997. From 1981 to 1986, Mr. Uchimoto was an attorney with the Securities and Exchange Commission.

PROPOSED DIRECTORS

         Set forth below is certain information regarding each of the directors to be appointed to the board, to serve until the next annual meeting of stockholders and until their successors are duly elected and qualified.


NAME                      AGE        POSITION
----                      ---        --------

Donald E. Nickelson        69        Chairman

James R. Boris             58        Director

Jonathan F. Foster         41        Director

Roy S. Neff                48        Director


         DONALD E. NICKELSON (69) is currently vice-chairman and director of Harbour Group Industries Inc., a leveraged buy-out firm. He served as president of PaineWebber Group, an investment banking and brokerage firm. He also serves as lead trustee of the Mainstay Mutual Funds Group. He served as chairman of the Pacific Stock Exchange and director of the Chicago Board Options Exchange.

         JAMES R. BORIS (58) is currently chairman of JB Capital Management, LLC, a private investment firm. From 1990-1999 he was the chairman and chief executive officer of Kemper Securities, Inc., renamed EVEREN Securities, Inc., which was acquired by First Union Corporation in 1999. Mr. Boris was an executive vice president and member of the board of directors of PaineWebber, Inc. and Shearson Lehman Brothers, Inc. and chairman and chief executive officer of Invest Financial Corporation. His past affiliations include membership on the board of directors of the Chicago Board Options Exchange and the Securities Industry Association. He was also a member of the New York Stock Exchange, and the board of governors of the Chicago Stock Exchange.

         JONATHAN F. FOSTER (41) is a managing director and a member of the investment committee at The Cypress Group, a leading New York-based private equity firm with approximately $3.5 billion under management. Prior to The Cypress Group, Mr. Foster was a senior managing director in the mergers and acquisitions group at Bear, Stearns & Co. Inc. Mr. Foster served as executive vice president - chief operating officer and chief financial officer of Toysrus.com during 2000. From 1989 until 2000, Mr. Foster was an investment banker at Lazard Freres & Co., ultimately as a managing director. He is a member of the board of directors of BrandPartners Group, Inc.

         ROY S. NEFF (48) is chief executive officer of BarterSecurities, Inc., which builds online trading software. Prior to joining BarterSecurities, Mr. Neff was the co-chief executive officer of BNP/Cooper Neff, Inc., a subsidiary of BNP Paribas that was responsible for the options trading business of the bank. Mr. Neff was a co-founder of Cooper Neff & Associates, a proprietary options trading firm, in 1981 and was the managing partner of Cooper Neff Technologies, L.P., prior to its acquisition by BNP Paribas in January 1995. Mr. Neff graduated summa cum laude from the Massachusetts Institute of Technology with a Bachelor of Science in mathematics, and earned a Masters of Business Administration from the Wharton Graduate Division of the University of Pennsylvania.

                             EXECUTIVE COMPENSATION

         The table below sets forth the amount of all compensation paid by Ashton during the years ended March 31, 2002, March 31, 2001, and March 31, 2000 to Ashton's Chief Executive Officer and to Ashton's most highly compensated executive officers.


                                     ANNUAL COMPENSATION                 LONG-TERM COMPENSATION
                                     -------------------                 ----------------------
                                                                                NUMBER             ALL
NAME AND                                  SALARY        BONUS      OTHER         OF               OTHER
PRINCIPAL POSITION           YEAR           ($)          ($)        ($)        OPTIONS             ($)
------------------           ----         ------        -----      -----       -------            -----
Fredric W. Rittereiser        2002        342,500        -0-        -0-            -0-          38,920(3)
   Chairman and Chief         2001        210,000        -0-        -0-        500,000       83,313(2)(3)
   Executive Officer          2000(1)         -0-        -0-        -0-            -0-       62,486(2)(3)

Jennifer L. Andrews           2002        105,000        -0-        -0-            -0-                -0-
   Chief Financial
   Officer

William W. Uchimoto           2002        198,625        -0-        -0-            -0-           2,568(3)
   Executive Vice             2001        210,000        -0-        -0-            -0-          16,258(3)
   President and General      2000        190,000        -0-        -0-            -0-          12,195(3)
   Counsel

Fred S. Weingard              2002        250,648        -0-        -0-            -0-           1,941(3)
   Executive Vice             2001        265,000        -0-        -0-            -0-          20,076(3)
   President and Chief        2000        245,000     65,000        -0-        100,000          15,057(3)
   Technology Officer


----------

(1) Dover was paid $75,000 and $180,000 in consulting fees for the fiscal years ended March 31, 2001 and 2000, respectively. Mr. Rittereiser is the sole stockholder, director and officer of Dover. On September 1, 2000, Mr. Rittereiser and Ashton entered into an Employment Agreement pursuant to which Mr. Rittereiser was compensated directly by Ashton and UTTC.
(2) Represents the payment of the premiums of a life insurance policy for the benefit of the family of Mr. Rittereiser.
(3)      Represents the payment of the premiums of a life insurance policy.

         On July 1, 1999, Ashton entered into deferred compensation plans with Messrs. Rittereiser, Bacci, Uchimoto and Weingard. Pursuant to the plans, Ashton maintained (a) term life insurance policies on Mr. Rittereiser in the amount of $5,000,000 (b) key man life insurance policies on Mr. Rittereiser in the amount of $3,000,000, (c) term life insurance policies on Messrs. Bacci, Uchimoto and Weingard in the amount of $1,100,000 each, and (d) key man split-dollar life insurance policies on Messrs. Bacci, Uchimoto and Weingard in the amount of $900,000 each. In connection with the April 15, 2002 separation agreement with Mr. Rittereiser, Ashton agreed to transfer and assign to him the $5,000,000 term life insurance policies. The term life insurance policies on Messrs. Bacci, Uchimoto and Weingard and all of the key man split-dollar life insurance policies were terminated effective May 7, 2002.

         Since inception, Ashton has not granted stock appreciation rights and does not have a defined benefit or actuarial plan.

OPTION GRANTS IN LAST FISCAL YEAR

         There were no options granted to any of the named executive officers during the fiscal year ended March 31, 2002.

AGGREGATED OPTION EXERCISES IN YEAR ENDED MARCH 31, 2002 AND YEAR END OPTION VALUES

         The following table sets forth certain information concerning the number of unexercised stock options held by Ashton's executive officers at March 31, 2002 and the value thereof and the number of exercised options and the value thereof during the fiscal year ended March 31, 2002.


                              SHARES                                                             IN-THE-MONEY VALUE
                             ACQUIRED      VALUE      NUMBER OF SECURITIES UNDERLYING              OF UNEXERCISED
                                ON        REALIZED   UNEXERCISED OPTIONS AT FY-END (#)          OPTIONS AT FY-END ($)
NAME                         EXERCISES      ($)         EXERCISABLE/UNEXERCISABLE            EXERCISABLE/UNEXERCISABLE
----------------------------------------------------------------------------------------------------------------------

Fredric W. Rittereiser.....     --           --               1,500,000/-0-                             -0-/-0-
William W. Uchimoto........     --           --                 272,536/-0-                             -0-/-0-
Fred S. Weingard...........     --           --                 863,869/-0-                             -0-/-0-
Jennifer L. Andrews........     --           --                  25,000/-0-                             -0-/-0-



                               BOARD OF DIRECTORS

         The directors of Ashton who are also executive officers are not compensated for their service as directors. Directors are reimbursed for out-of-pocket expenses. The non-employee directors will also participate in a stock option plan.

         As of May 14, 2002, Ashton had not appointed a separate audit, compensation or nominating committee.


                COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

              Section 16(a) of the Exchange Act, as amended, requires Ashton's executive officers, directors and persons who beneficially own more than 10% of Ashton's common stock to file reports of their beneficial ownership and changes in ownership (Forms 3, 4 and 5, and any amendment thereto) with the SEC. Executive officers, directors, and greater-than-ten percent holders are required to furnish Ashton with copies of all Section 16(a) forms they file. Based solely on its review of such forms received by it, Ashton believes that all filing requirements applicable to its directors, executive officers and beneficial owners of 10% or more of the common stock were complied with during fiscal 2002.

                                    SIGNATURE

              Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused the report to be signed on its behalf by the undersigned thereto duly authorized.


                                          THE ASHTON TECHNOLOGY GROUP, INC.


Dated:  May 30, 2002                      By: /s/ James S. Pak
                                             -----------------------------------
                                               Name:  James S. Pak
                                               Title: Chief Financial Officer